Exhibit 21.1

Zhong Yang Financial Group Limited

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation or Organization
ZYSL (BVI) Limited	British Virgin Islands

ZYCL (BVI) Limited	British Virgin Islands

ZYAL (BVI) Limited	British Virgin Islands

ZYNL (BVI) Limited	British Virgin Islands

ZYTL (BVI) Limited	British Virgin Islands

Zhong Yang Securities Limited	Hong Kong

Zhong Yang Capital Limited	Hong Kong

WIN100 Tech Limited	British Virgin Islands